September 9, 2005





Mr. David A. Adamson
President and Chief Executive Officer
Rubicon Minerals Corporation
1540-800 West Pender Street
Vancouver, British Columbia V6C 2V6
Canada

	Re:	Rubicon Minerals Corporation
		Form 20-F for the Year Ended December 31, 2004
Filed March 15, 2005
		File No. 001-31345
      Supplemental Response dated August 29, 2005


Dear Mr. Adamson:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. The page numbers referenced below correspond to those utilized in the Form 20-F.


Accounting Comment

Form 20-F for the Year Ended December 31, 2004

Consolidated Financial Statements, page 65

Differences between Canadian and United States Generally Accepted
Accounting Principles, page 86

1. We note your response to the prior comment number one from our letter dated August 12, 2005, in which you state that the company recognized an impairment loss, consistent with FASB Statement No. 144 as it could not substantiate and quantify the assets` undiscounted cash flows. Based on your circumstances, it appears you should have recognized a similar impairment loss under Canadian GAAP. Please tell us why you did not recognize any impairment loss under Canadian GAAP.
Include in your explanation the specific accounting literature that supports your position, and explain how that guidance differs from FASB Statement No. 144.

Engineering Comment

Form 20-F for the Year Ended December 31, 2004

Goldcorp Option Agreement, page 23

2. We re-issue the comment number three from our letter dated
August
12, 2005. The example cited was corrected, however the filing may not have been reviewed completely to be in compliance with the sample result guidelines. Another example of selective high-grade disclosure may be found on page 27, the sixth paragraph which states "the regional potential of the area has been recently underscored by the discovery of the Snow White, Linda and Broken Hose veins at South Golden Promise by Crosshair Exploration and Mining Ltd., where quartz veins assay up to 105 g/t au." Revise the entire filing to conform to the sampling guidelines.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.
      You may contact Yong Choi at (202) 551-3758, or April
Sifford,
Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director



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Mr. Adamson
Rubicon Minerals Corporation
September 9, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010